Biofrontera Inc . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA

VIA EDGAR AND EMAIL

June 21, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Abby Adams
Suzanne Hayes
Tara Harkins
Brian Cascio

Re:	Biofrontera Inc.
Amendment Draft Registration Statement on Form S-1
Filed May 11, 2021
CIK No. 0001858685

We are submitting this letter in response to the comment letter, dated June 10, 2021, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing. This letter and Amendment No. 2 (“Amendment No. 2”) to the Draft Registration Statement (the “Registration Statement”) are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via email a copy of this letter, along with a courtesy copy of Amendment No. 2 marked to indicate changes from Amendment No. 1 to the Registration Statement. In addition to addressing the comments raised by the Staff in its letter, we have revised the Registration Statement to update other disclosures. Each of our responses is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. The page references in our responses are to the pages in the marked version of Amendment No. 2.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed on May 11, 2021

Summary, page 1

1.	Please clarify the relationships between Biofrontera AG, Biofrontera Inc., Biofrontera Pharma and any other subsidiaries of Biofrontera AG with which you do business. Also consider including an organizational chart depicting these relationships.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page 2 of Amendment No. 2 to clarify the relationships between the Company and Biofrontera AG and its subsidiaries. In addition, we have added an organizational chart on page 2.

2.	We note your disclosure on page 51 indicating that you generate revenues through sales of licensed products, including BF-RhodoLED lamps, please clarify that you also have a license to sell these products.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 1, 47 and 64 of Amendment No. 2 to clarify that we have a license to sell the products mentioned in the comment.

3.	Please clarify whether your exclusive license to sell Ameluz and the BF-RhodeoLED lamp is for all approved indications in the United States or all approved indications in the United States as of the date of the agreement.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on pages 1, 47 and 64 of Amendment No. 2 to clarify that the Company has an exclusive license to sell Ameluz® and the BF-RhodoLED® lamp for all approved indications in the United States, including any FDA-approved indications in the future.

Risk Factors, page 8

4.	From the risk factors on pages 12-15 and disclosure elsewhere, it appears you are not obligated or tasked with the duty to defend your intellectual property, have control over your source of products or the quantity you must purchase, or have the ability to determine the future products you will seek to commercialize. Add a risk factor addressing the risks associated with the lack of control your management and board will have over your company and its direction given the current structure, the degree of control related entities have over your business currently through licensing and intellectual property agreements, in addition to their significant share ownership.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have added a risk factor on page 18 to address the risks associated with the lack of control of management and board over the manufacture, clinical development and regulatory approval of our licensed products. As noted in the referenced disclosure, the Amended and Restated License and Supply Agreement (as defined below) permits us under certain circumstances to assume responsibility for manufacturing, clinical trials or regulatory approvals related to Ameluz® and the BF-RhodoLED® lamp.

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 2 of 7
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)

The Biofrontera Group depends on a single unaffiliated manufacturer to manufacture Ameluz..., page 11

5.	We note your reliance on a single unaffiliated contract manufacturer to manufacture Ameluz. Disclose the name of that supplier as required by Item 101(h)(4)(v) of Regulation S-K. As you disclose your business could be materially harmed if you fail to maintain your relationship with this supplier, file your supply agreement as required by Item 601(b)(10)(ii)(B) of Regulation S-K or tell us why you believe you are not substantially dependent upon it.

Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the risk factor under “Risk Factors—Risks Related to the License and Supply Agreements and Our Licensed Products—The Biofrontera Group currently depends on a single unaffiliated contract manufacturer to manufacture Ameluz®. If Biofrontera AG fails to maintain its relationship with this manufacturer or if this manufacturer is unable to continue to produce product for Biofrontera AG, our business could be materially harmed” and “—If our Licensors’ manufacturing partners fail to manufacture Ameluz®, BF-RhodoLED®, Xepi® or other marketed products in sufficient quantities and at acceptable quality and cost levels, or to fully comply with current good manufacturing practice, or cGMP, or other applicable manufacturing regulations, we may face a bar to, or delays in, the commercialization of the products under license to us or we will be unable to meet market demand, and lose potential revenues” beginning on pages 11 and 12, respectively, to reflect the fact that the Biofrontera Group is currently negotiating an agreement with a second contract manufacturer to manufacture Ameluz®.

We have also added disclosure on page 11 to clarify that we do not contract directly with manufacturers of Ameluz® to supply the product, instead we contract with Biofrontera Pharma GmbH, a wholly owned subsidiary of Biofrontera AG, to provide us with all of the Ameluz® and BF-RhodoLED® lamps that we sell pursuant to our licenses. By naming Biofrontera Pharma GmbH as our sole supplier of Ameluz®, we have fulfilled our obligations under Item 101(h)(4)(v) of Regulation S-K and are not obligated to name the third-party suppliers to Biofrontera Pharma GmbH.

We have filed our Amended and Restated License and Supply Agreement dated June 16, 2021 by and among us, Biofrontera Pharma GmbH and Biofrontera Bioscience GmbH (the “Amended and Restated License and Supply Agreement”) as Exhibit 10.1 to Amendment No. 2 as required by Item 601(b)(10)(ii)(B) of Regulation S-K. Since we are not party to the Biofrontera Group’s agreements with its contract manufacturers, we are not required to file those agreements under Item 601(b)(10)(ii)(B) of Regulation S-K.

Our amended and restated certificate of incorporation will become effective..., page 40

6.	Please revise the discussion to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and that there is also a risk that your forum selection provisions may result in increased costs for investors to bring a claim.

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 3 of 7
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)

Response:

We acknowledge the Staff’s comment and have revised our disclosure on pages 40 and 99 of Amendment No. 2 to disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and to inform stockholders of the effects of our exclusive forum provision, including that they may be subject to increased costs to bring a claim.

Use of Proceeds, page 43

7.	Your use of proceeds states your expenditures may vary based on factors including “the timing and success of any clinical trials and preclinical studies [you] may commence in the future, [and] the timing of regulatory submissions.” As you state you specialize in commercialization and it does not appear that your company develops drugs, but only inlicenses drugs once they receive regulatory approval, please clarify. We note the statement on page 72 that “in the future, [you] may conduct your own clinical trials to better the market positioning of [your] in-licensed products;” however, we see no disclosure of specific plans. To the extent you intend to use the proceeds to implement your strategy, such as growing your dedicated sales and marketing infrastructure, please update your to quantify the amounts intended to be used for each purpose. Alternatively if you have no specific plan for your use of proceeds, revise your disclosure to discuss the principal reasons for the offering and add a risk factor concerning the lack of a specific plan. Please refer to Item 504 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and have revised our disclosure beginning on page 43 to expand the discussion of use of proceeds and quantify the amounts intended to be used to implement its strategy. We have further clarified that we do not plan to use any proceeds of this offering to fund clinical trials related to our licensed products or any other product candidates.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

8.	We note your disclosure of the impact of the COVID-19 pandemic on your company, and also the seasonality of your main product, Ameluz. We also note the patent protection for Ameluz expired in early 2019. Revise your disclosure related to the impact of the pandemic to provide additional insight as to why you believe your product sales declines related to the pandemic rather than other factors, such as increased competition from generic products. For example, clarify whether sales increased in the fourth quarter of 2020 and first quarter of 2021, as the pandemic restrictions eased in some areas.

Response:

We acknowledge the Staff’s comment and have revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations to include discussion of the first quarter of 2021. The revised discussion of results of operations, especially the discussion of key factors affecting our performance on page 48, provides added detail to support our belief that the decline in product sales was primarily related to COVID-19 pandemic instead of other factors.

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 4 of 7
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)

Components of Our Results of Operations, page 51

9.	File the Intercompany Services Agreement with Biofrontera AG dated January 1, 2016, referenced on page 51 as an exhibit to the registration statement. Refer to Item 601(b)(10)(i)(A) and (ii) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully inform the Staff that we are negotiating a new intercompany services agreement that would be put in place upon the consummation of the initial public offering and replace the Intercompany Services Agreement referenced in Comment No. 9 although this new agreement has not yet been finalized. We respectfully advise the Staff that we will supplementally describe the term and termination provisions of new intercompany services agreement in, and file it as an exhibit to, an amendment to the Registration Statement promptly following the finalization of the agreement, and prior to effectiveness of the Registration Statement.

Business, page 64

10.	Please revise the discussion of your parent company’s research activities to clarify to what degree you control the progress of these studies, whether the products will be commercialized and the terms of any potential licensing agreement.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 65 to provide clarification as requested by the Staff. Note that any potential products in connection with such research activities would be covered by the Amended and Restated License and Supply Agreement.

Intellectual Property, page 75

11.	Please revise your discussion of the patent family related to nanoemulsions held by Biofrontera Bioscience to provide the following additional information:

● the jurisdiction where the patents were issued;

● the products dependent on the patents;

● when such patents expire

● any licenses or similar agreements providing you with rights or protections related to the patents.

To the extent you are party to any agreements providing you with rights or protections related to the patents, file them as exhibits pursuant to Item 601(b)(10) of Regulation S-K or tell us why you believe they are not required to be filed.

Response:

We acknowledge the Staff’s comment and have expanded our disclosure on pages 11 and 75 of Amendment No. 2 to include additional details as requested by the Staff above. We and Biofrontera Bioscience are party to the Amended and Restated License and Supply Agreement which relates to the patents held by Biofrontera Bioscience that we license and, as noted in our response to Comment 5, the agreement has been filed as Exhibit 10.1 to Amendment No. 2 pursuant to Item 601(b)(10) of Regulation S-K.

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 5 of 7
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)

12.	Please revise your intellectual property disclosure to clearly describe the type of patent protection granted for Xepi by each patent family, the expiration year of each patent held, and the jurisdiction of each patent.

Response:

We acknowledge the Staff’s comment and have expanded our disclosure on pages 75 and 76 of Amendment No. 2 to include additional details as requested by the Staff above.

Commercial Partners and Agreements, page 76

13.	We note your disclosure on page 10 indicating your license agreements impose regulatory and commercial diligence obligations and payment of milestones and royalties. Please revise he descriptions of your agreements with Biofrontera Pharma and Ferrer to describe the regulatory and diligence obligations; clarify whether the milestone obligations are development or sales based milestones; quantify the maximum potential milestone payments for each type of milestone obligation; and quantify the royalty rate or provide a reasonable range not exceeding 10 percentage points, and disclose when the royalty provisions expire. Clarify who controls the pricing of your supply of Ameluz and lamps.

Response:

We acknowledge the Staff’s comment and have expanded our disclosure on page 76 of Amendment No. 2 to include additional details as requested by the Staff above.

General

14.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

We respectfully acknowledge the Staff’s comment and undertake that we will provide the Staff with any written materials that we or anyone authorized to do so on our behalf present to potential investors in reliance on Section 5(d) of the Securities Act.

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 6 of 7
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)

If you have any questions regarding this letter or Amendment No. 2, please contact the undersigned at e.monaco@biofrontera.com or (781) 486-1502.

Very truly yours,

Biofrontera Inc.

/s/ Erica Monaco
Name:	Erica Monaco
Title:	Chief Financial Officer and Chief Operating Officer

cc:	Hermann Luebbert
Biofrontera Inc.

Stephen Older
McGuireWoods LLP

Ralph De Martino
Schiff Hardin LLP

Biofrontera Inc. . 120 Presidential Way, Suite 330 . Woburn, MA 01801 . USA	Page 7 of 7
Contact Phone +1 781 245 1325 . E-Mail info-us@biofrontera.com . www.biofrontera.us.com
Board of Directors Prof. Dr. Hermann Luebbert (CEO & Chair) . Erica Monaco (CFO & COO)